(AUDITED)

23002691

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SEC Mail Processing
MAR 02 2023
Washington, DC

| SEC FILE NUMBER |
|---|
| 8-30511 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Revere Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

650 Fifth Avenue, 35th Fl
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Oseas Zuluaga | 212-688-2098 | ozuluaga@reveresecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG + Partners CPAs, PLLC
(Name – If individual, state last, first, and middle name)

| 10 Winthrop St | Rochester | NY | 14607 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 7/13/2010 | 5175 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**OATH OR AFFIRMATION**

I, William Moreno, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Revere Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

[signature]
Notary Public

EILEEN CLAUDIO
Notary Public, State of New York
NO. 01CL6317047
Qualified in Kings County
Commission Expires Dec 22, 2026

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# REVERE SECURITIES LLC

## Table of Contents


| | Page |
|---|---|
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 1 |
| FINANCIAL STATEMENTS: | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Member's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 – 13 |
| SUPPLEMENTAL INFORMATION: | |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 14 - 15 |
| REPORT OF EXEMPTION CLAIMED UNDER C.F.R. §240.15c3-3(k) | 16 |
| INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REVIEW REPORT ON REPORT OF EXEMPTION CLAIMED UNDER C.F.R. §240.15c3-3(k) | 17 |
| STATEMENT OF EXEMPTION FROM RULE 15c3-3 | 18 |
| AGREED-UPON PROCEDURES APPLIED TO FORM SIPC-7 | 19 - 20 |

# Revere Securities LLC

Financial Statements
December 31, 2022

RDG + Partners
ACCOUNTING & CPA SERVICES

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Revere Securities LLC:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Revere Securities LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Revere Securities LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Revere Securities LLC's management. Our responsibility is to express an opinion on Revere Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Revere Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Revere Securities LLC's financial statements. The supplemental information is the responsibility of Revere Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Revere Securities LLC's auditor since 2016.

RDG+Partners CPAs PLLC

Rochester, New York

March 1, 2023



RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
**www.rdgandpartners.com**

# REVERE SECURITIES LLC

## Statement of Financial Condition
December 31, 2022

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 54,164 |
| Cash and cash equivalents - restricted | | 1,920,460 |
| Marketable securities, at fair value | | 228,716 |
| Receivable from clearing broker | | 197,242 |
| Other receivables | | 688,283 |
| Prepaid expenses | | 126,872 |
| Due from related parties | | 1,155,723 |
| Operating lease right-of-use asset | | 841,358 |
| Deposit | | 25,922 |
| | $ | 5,238,740 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES: | | |
| Accrued commissions, expenses and other liabilities | $ | 648,239 |
| Due to clearing broker | | 818,737 |
| Note payable | | 150,000 |
| Operating lease liability | | 879,479 |
| | | 2,496,455 |
| MEMBER'S EQUITY | | 2,742,285 |
| | $ | 5,238,740 |

See Accompanying Notes to Financial Statements.

# REVERE SECURITIES LLC

## Statement of Operations
For the Year Ended December 31, 2022

| | |
|---|---|
| **REVENUES** | |
| Investment banking | $ 12,041,308 |
| Management fees | 2,053,825 |
| Commission income | 5,406,649 |
| Principal transactions | (1,050,443) |
| Other income | 426,215 |
| | 18,877,554 |
| **EXPENSES** | |
| Commissions | 9,822,868 |
| Compensation and benefits | 2,841,842 |
| Subservice agreement placement fees | 2,080,000 |
| Consulting fees | 1,091,496 |
| Occupancy | 1,045,961 |
| Administrative and general | 670,800 |
| Clearing and execution | 537,604 |
| Registration and quote fees | 457,145 |
| Travel and entertainment | 434,501 |
| Professional fees | 334,329 |
| Insurance | 291,956 |
| Taxes and licenses | 93,580 |
| | 19,702,082 |
| **NET LOSS** | $ (824,528) |

See Accompanying Notes to Financial Statements.

# REVERE SECURITIES LLC

## Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

| | |
|---|---|
| **BALANCE AT JANUARY 1, 2022** | $ 4,316,813 |
| Member distributions | (750,000) |
| Net loss | (824,528) |
| **BALANCE AT DECEMBER 31, 2022** | $ 2,742,285 |

See Accompanying Notes to Financial Statements.

# REVERE SECURITIES LLC

## Statement of Cash Flows
For the Year Ended December 31, 2022

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (824,528) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Note payable forgiveness income | | (20,000) |
| Unrealized loss on marketable securities | | 57,441 |
| Net changes in operating assets and liabilities affecting cash flows: | | |
| Proceeds from sales of marketable securities, net | | 514,929 |
| Receivable from clearing broker | | 1,190,113 |
| Other receivables, net | | (149,986) |
| Due from related parties | | (533,872) |
| Prepaid expenses | | (56,017) |
| Accrued commissions, expenses and other liabilities | | (1,608,073) |
| Due to clearing broker | | (514,928) |
| Operating lease right-of-use asset and liability, net | | 38,121 |
| Net cash used in operating activities | | (1,906,800) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Member distributions | | (750,000) |
| Net cash used in financing activities | | (750,000) |
| **NET DECREASE IN CASH AND RESTRICTED CASH** | | (2,656,800) |
| **CASH AND RESTRICTED CASH:** | | |
| Beginning of year | | 4,631,424 |
| End of year | $ | 1,974,624 |
| **RECONCILIATION OF CASH AND RESTRICTED CASH:** | | |
| Cash and cash equivalents | $ | 54,164 |
| Cash and cash equivalents - restricted | | 1,920,460 |
| | $ | 1,974,624 |

See Accompanying Notes to Financial Statements.

# REVERE SECURITIES LLC

## Notes to Financial Statements
For the Year Ended December 31, 2022

### 1. ORGANIZATION

Revere Securities LLC (the Company), a wholly-owned subsidiary of Revere Investment Holdings LLC (Holdings), is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company, headquartered in New York City with offices in Florida and Massachusetts, executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory and investment banking services throughout the United States. The Company also earns commissions from negotiating the sale of annuity contracts. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** – The accompanying financial statements have been presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

***Cash and Cash Equivalents*** – The Company considers all cash in banks and short-term investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk. At December 31, 2022, the Company had $1,920,460 of restricted cash representing a deposit with its clearing broker.

***Receivable from Clearing Broker*** – Represents amounts due from the Company's clearing broker. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. Management believes that the receivables are fully collectible. Accordingly, no allowance for doubtful accounts has been recorded.

***Other Receivables*** – Other receivables primarily consist of loans made to various advisors as incentives. Pursuant to the agreements, certain of the loans will be forgiven by the Company and included as compensation upon the employees meeting the agreed-upon length of service requirements. At December 31, 2022, the loans totaled $608,688 and are included in other receivables in the accompanying statement of financial condition. At December 31, 2022, an allowance for uncollectible accounts of $25,000 was recorded by management related to these loans which is also included in other receivables.

***Marketable Securities*** – Marketable securities are recorded at fair value based upon quoted market prices. Realized gains and losses are determined on the basis of the cost of the specific investments sold and are credited or charged to earnings on a trade date basis. The Company classifies its securities as trading securities; as such, realized and unrealized gains and losses are recorded in the statement of operations.

***Property and Equipment*** – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized.

***Revenue Recognition*** – The Company records security transactions, including commission income, on a trade-date basis as securities transactions occur. Commissions from the sale of annuity products are recorded when the related annuity contracts have been signed. Investment banking and advisory fees are recorded when the related services have been completed.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

***Income Taxes*** – The Company is a single member LLC which is wholly-owned by Holdings. As a single member LLC, the Company is a disregarded entity for income tax purposes; accordingly, no income tax provision has been reflected in the accompanying financial statements, except for the Pass-Through Entity Tax (PTET), as income or loss from the Company is included in Holdings' income tax returns. During the year ended December 31, 2022, the Company elected to pay a PTET for its member in the amount of $22,500 pursuant to the New York pass-through entity tax provisions. Such liability is allowed as a credit on the member's state income tax return. At December 31, 2022, management determined the Company overpaid the PTET; accordingly, the prepaid PTET of $22,500 is included in prepaid expenses in the accompanying statement of financial condition.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. As of December 31, 2022, the Company had no unrecognized tax benefits recorded in the financial statements.

Holdings files consolidated tax returns which include the income or loss of the Company. Those tax returns may be subject to examination by taxing authorities, however at December 31, 2022 there were none in progress. Management believes that Holdings is no longer subject to audit for years prior to 2019.

***Use of Estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in the financial statements. Actual results could differ from those estimates.

***Subsequent Events*** – Management has evaluated events and transactions that occurred between January 1, 2023 and March 1, 2023, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

## 3. REVENUE RECOGNITION

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

***Commission Income*** – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

## 3. REVENUE RECOGNITION (*Continued*)

***Commission Income (Continued)*** – The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

***Management Fees*** – Management fees are earned over the period in which the services are provided.

***Principal Transactions*** – The Company's principal transaction revenue represents fees earned from the underwriting of certain securities. Revenue is recognized upon satisfaction of the related performance obligation which is completion of the underlying transaction.

***Investment Banking*** – Investment banking revenue is recorded when the performance obligation for the transaction is satisfied under the terms of each engagement, typically at a point in time upon the closing of the related transaction.

***Other Income*** – The Company's other revenues consist of money market rebates, margin interest rebates, postage and handling rebates and other interest income which is recognized on a monthly basis as earned in accordance with the Company's clearing agreement.

## 4. INVESTMENT IN MARKETABLE SECURITIES

The cost and fair value of investments in marketable securities were as follows at December 31, 2022:

| | Cost Basis | Unrealized Losses | Fair Value |
|---|---|---|---|
| Equity securities | $ 818,736 | $ (590,020) | $ 228,716 |

***Fair Value of Financial Instruments*** – The fair value of the Company's financial instruments is determined using available market information and appropriate valuation methodologies. The Company's principal financial instruments consist of: cash and cash equivalents, receivables, and payables. At December 31, 2022, cash and cash equivalents, receivables and payables, as a result of their short maturities and liquidity, are carried at amounts which reasonably approximate fair value.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements. The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

## 4. INVESTMENT IN MARKETABLE SECURITIES *(Continued)*

***Fair Value of Financial Instruments (Continued) –***

- *Level 1* – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- *Level 2* – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.
- *Level 3* – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2022, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments. The following is a description of the valuation methodologies used for equity securities measured at fair value:

- *Equity securities* – Valued using closing prices as reported on active national exchanges.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2022:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity securities | $ 228,716 | $ - | $ - | $ 228,716 |

## 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2022:

| | |
|---|---|
| Furniture and fixtures | $ 30,850 |
| Equipment | 50,753 |
| | 81,603 |
| Less: accumulated depreciation | (81,603) |
| | $ - |

### 6. NOTE PAYABLE

Note payable consisted of the following at December 31, 2022:

| | |
|---|---|
| Note payable to the United States Small Business Administration under its Economic Injury Disaster Loan assistance program. The note bears interest at 3.75% per annum and requires monthly installments of $731, including principal and interest, commencing July 2021 through July 2050, with accrued interest being paid first. The note is collateralized by substantially all of the Company's assets. | $ 150,000 |

The Company also had a forgivable note payable with the Company's clearing broker, Int'l FC Stone, whereby the loan was being forgiven over a five-year period contingent upon the Company remaining with the clearing broker. The loan was fully forgiven during the year ended December 31, 2022 and the related loan forgiveness income of $20,000 is included in other income in the accompanying statement of operations. Future minimum principal payments are as follows for the years ending December 31: 2023 - $0, 2024 - $0, 2025 - $525, 2026 - $3,222, 2027 - $3,345, and thereafter - $142,908.

### 7. RELATED PARTY TRANSACTIONS

***Related Party Income*** – During the year ended December 31, 2022, the Company recorded management fees of $2,053,825 from Revere Wealth Management, LLC (RWM), which is a wholly-owned subsidiary of Holdings. The management fees are derived from investment advisory income of RWM, net of expenses. The Company incurs and pays expenses on behalf of RWM and earns a management fee related to these services. Additionally, during the year ended December 31, 2022, the Company received investment banking income of $4,624,260 from Revere Master SPV, LLC (RMSPV), a related party, for placement agency fees.

***Due from Related Parties*** – Represents amounts owed by Revere Capital Advisors, LLC (RCA), RWM, Revere Investment Holdings (RIH) and RMSPV, all affiliated entities, primarily related to the Company's expense sharing agreement, management fees and various other activities. Additionally, the amount also includes advances receivable from an officer of the Company. A summary of the activity in the account follows for the year ended December 31, 2022:

| | Balance at January 1, 2022 | Advances | Repayments | Balance at December 31, 2022 |
|---|---|---|---|---|
| Due from RWM | $ 244,918 | $ 184,572 | $ 62,612 | $ 366,878 |
| Due from RIH | 227,074 | 931,800 | 550,000 | 608,874 |
| Due from RCA | 119,750 | 224,919 | 209,616 | 135,053 |
| Due from RMSPV | - | 44,309 | - | 44,309 |
| Due from officer | 30,109 | 290,000 | 319,500 | 609 |
| | $ 621,851 | $ 1,675,600 | $ 1,141,728 | $ 1,155,723 |

### 7. RELATED PARTY TRANSACTIONS *(Continued)*

***Expense Sharing Arrangement*** – The Company and RCA share various expenses including rent, telephone, insurance, payroll and others. During the year ended December 31, 2022, the related expenses paid by (reimbursed to) the Company are recorded in the accompanying financial statements as follows:

| | | |
|---|---|---|
| Occupancy | $ | (146,250) |
| Telephone | | 19,869 |
| Insurance | | 18,000 |
| Other | | 7,159 |
| Payroll | | (56,340) |
| | $ | (157,562) |

***Lease Obligations*** – The Company subleases two office locations from RIH as more fully described in Note 8. During the year ended December 31, 2022, the Company made aggregate lease payments of approximately $159,700 under these sublease agreements.

### 8. COMMITMENTS AND CONTINGENCIES

***Lease Obligations*** – The Company leases five offices - two located in Florida, two located in Massachusetts and one located in New York. The first Florida agreement expires in February 2025 and provides for monthly base rentals ranging from $3,502 to $3,713 over the term of the agreement plus additional amounts for the Company's proportionate share of operating expenses. The second Florida lease with RIH, a related party, commenced in August 2022 and provides for monthly base rentals of $10,500 plus additional amounts for the Company's proportionate share of operating expenses through July 2025. The first Massachusetts lease provides for monthly base rental payments of $1,975 plus additional amounts for the Company's proportionate share of operating expenses through September 2023. The second Massachusetts lease provides for monthly base rental payments ranging from $10,688 to $11,138 over the term of the agreement, plus additional amounts for the Company's proportionate share of operating expenses through October 2024. The New York lease commenced February 2022 and provides for monthly base rentals of $17,580 plus additional amounts for the Company's proportionate share of operating expenses through January 2024.

The Company applies the provisions of Accounting Standards Codification Topic 842 to its lease agreements. Accordingly, the Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the incremental borrowing rate which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured over the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

## 8. COMMITMENTS AND CONTINGENCIES *(Continued)*

At December 31, 2022, the Company had an $879,479 operating lease liability and an $841,358 operating lease right-of-use asset on its statement of financial condition calculated using an incremental borrowing rate of 6.5%. The weighted average remaining lease term for all leases is 1.9 years. Total rent expense for 2022 was $1,045,961. Future minimum rent payments required under these agreements follow:

| | |
|---|---|
| 2023 | $ 535,133 |
| 2024 | 317,077 |
| 2025 | 80,927 |
| Total contractual future minimum rental payments | 933,137 |
| Less: imputed interest | (53,658) |
| Operating lease liability at December 31, 2022 | $ 879,479 |

***Retirement Plan*** – The Company maintains a 401(k) profit sharing plan for substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company's contributions to the plan are made at the discretion of the Board of Directors. There were no Company contributions made during the year ended December 31, 2022.

***Legal Proceedings*** – In the normal course of business, the Company may be named as a defendant in lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statement of the Company as of December 31, 2022.

***Off-Balance Sheet Credit Risk*** – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses an unaffiliated clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. Based on experience, the Company does not believe any potential losses will be material.

**9. NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2022, the Company had net capital of $706,815, which was $596,475 in excess of its required net capital of $110,340, and a ratio of aggregate indebtedness to net capital of 2.3416 to 1.

* * * * * * * * * * *

# REVERE SECURITIES LLC

## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## For the Year Ended December 31, 2022

| | |
|---|---|
| 1. Total member's equity from statement of financial condition | $ 2,742,285 |
| 2. Deduct: member's equity not allowable for net capital | - |
| 3. Total member's equity qualified for net capital | 2,742,285 |
| 4. Add: | |
| A. Liabilities subordinated to claims for general creditors allowable in computation of net capital | - |
| B. Other (deductions) or allowable credits | - |
| 5. Total capital and allowable subordinated liabilities | 2,742,285 |
| 6. Deductions and/or charges: | |
| A. Total non-allowable assets from statement of financial condition | (1,988,950) |
| B. Security demand note deficiency | - |
| C. Commodity futures contracts and spot commodities | - |
| D. Other deductions and/or charges | - |
| 7. Other additions and/or allowable credits | - |
| 8. Net capital before haircuts on securities positions | 753,335 |
| 9. Haircuts on securities: | |
| A. Contractual securities commitments | - |
| B. Subordinated securities borrowings | - |
| C. Trading and investment securities: | |
| 1. Exempted securities | - |
| 2. Debt securities | - |
| 3. Options | - |
| 4. Other securities | (34,307) |
| D. Undue concentration | (12,213) |
| E. Other | - |
| 10. Net capital | $ 706,815 |

*(Continued)*

# REVERE SECURITIES LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2022

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | $ 110,340 |
| 12. Minimum dollar net capital requirement of reporting broker and dealer | $ 100,000 |
| 13. Net capital requirement (greater of line 11 or 12) | $ 110,340 |
| 14. Excess net capital (line 10 less line 13) | $ 596,475 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | $ 541,305 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| 16. Total A. I. liabilities from statement of financial condition | $ 1,655,097 |
| 17. Add: | |
| A. Drafts for immediate credit | - |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | - |
| C. Other unrecorded amounts | - |
| 18. Deduct: adjustment based on deposits in special reserve accounts | |
| 19. Total aggregate indebtedness | $ 1,655,097 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | 234.16% |

**Reconciliation with computation included in Part IIA of FOCUS Report as of December 31, 2022:**

| | |
|---|---|
| Net capital, as originally reported in the Company's Part II (unaudited) FOCUS Report | $ 1,116,192 |
| Audit adjustments for various accruals | (409,377) |
| Net capital, per audited financial statements | $ 706,815 |

***(Concluded)***

# REVERE SECURITIES LLC

## Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2022

To the best of my knowledge and belief, Revere Securities LLC claims exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) (the exemption provision) for the entire year ended December 31, 2022.

To the best of my knowledge and belief, Revere Securities LLC has met the identified exemption provision under 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) throughout the entire year ended December 31, 2022 as described in paragraph (d)(4)(iii) of this section without exception.

William Moreno, CEO

RDG + Partners
ACCOUNTING & CPA SERVICES

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
of Revere Securities LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Revere Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Revere Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (exemption provisions) and (2) Revere Securities LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Revere Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Revere Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners CPAs PLLC

Rochester, New York

March 1, 2023



RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
**www.rdgandpartners.com**

# REVERE SECURITIES LLC

## Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraphs (k)(2)(i) and (ii).

**RDG + Partners**
ACCOUNTING & CPA SERVICES

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member
of Revere Securities LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Revere Securities LLC is responsible for its SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Revere Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*RDG + Partners CPAs PLLC*

Rochester, New York

March 1, 2023

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended 12-31-22

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Oseas Zuluaga 212-688-2098

2. A. General Assessment (item 2e from page 2) $ 19,573

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 9,908 )

11-08-22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,665

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** [✓] **Funds Wired** [ ] **ACH** [ ]
**Total (must be same as F above)** $ 9,665

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Revere Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 02 day of 23, 20 23.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

(1)

19

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANURY 1, 2022
and ending DECEMBER 31, 2022

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 18,877,554 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | $1,050,443 |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar expense reimbursement to the I/A with no markup (Deductions in excess of $100,000 require documentation) | $6,820,599 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 58,794 | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | $ 6,879,394 |
| 2d. SIPC Net Operating Revenues | $ 13,048,604 |
| 2e. General Assessment @ .0015 | $ 19,573 |

(to page 1, line 2.A.)

# SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

*If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.*

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

**Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:**

**On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."**
**Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.**

## From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

## From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

## From SIPC Bylaw Article 6 (Assessments):
## Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

## Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

<u>SIPC Examining Authorities:</u>

| | | | |
|---|---|---|---|
| ASE | American Stock Exchange, LLC | FINRA | Financial Industry Regulatory Authority |
| CBOE | Chicago Board Options Exchange, Incorporated | NYSE | Arca, Inc. |
| CHX | Chicago Stock Exchange, Incorporated | NASDAQ | OMX PHLX |
| | | SIPC | Securities Investor Protection Corporation |